

April 25, 2011

<u>Via E-Mail</u>
Peter Bohan
Chief Executive Officer
Waste2Energy Holdings, Inc.
1 Chick Springs Road, Suite 218
Greenville, South Carolina 29609

> **RE: Waste2Energy Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2010**
> **Filed July 12, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 23, 2010**
> **File No. 333-151108**

Dear Mr. Bohan:

        We issued a comment letter to you on the above captioned filings on March 31, 2011. As of the date of this letter, this comment letter remains outstanding and unresolved. We expect you to contact us by May 9, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments or contact us by May 9, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

        Please contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or, in his absence, the undersigned at (202) 551-3849 if you have any questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485 with any other questions.

                                        Sincerely,

                                        /s/ James Allegretto

                                        James A. Allegretto
                                        Senior Assistant Chief Accountant